

November 12, 2010

Mr. Alan Ginsberg
Principal Financial Officer
477 Madison Avenue
New York, New York 10022

      Re: **Eagle Bulk Shipping, Inc.**
              Form 10-K for the year ended December 31, 2009
              Filed March 5, 2010
              File No.001-33831

Dear Mr. Ginsberg:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

- Liquidity and Capital Resources, page 72

1. In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Financial Statements

Statements of Cash Flows, page F-7

2. We note your disclosure of "cash used to settle net share equity awards" as a financing activity on the statement of cash flows. Please explain to us, and disclose in the notes to the financial statements in future filings, the nature of these amounts.

Note 2. Significant Accounting Policies

(k) Accounting for Dry-Docking Costs, page F-10

3. We note your disclosure that costs capitalized as part of the drydocking include actual costs incurred at the drydock yard and parts and supplies used. Please expand your disclosure to provide a detailed description of the types of drydocking costs included in deferred dry dock costs and an affirmative statement that the types of costs deferred are consistent in all periods presented. If the types of costs deferred are not consistent, provide a discussion of any changes in types of costs deferred.

4. For each period presented, please provide a roll-forward of the beginning and ending balance of your deferred dry dock costs to include the opening balance, costs deferred, amortization, and any write-offs.

(n) Accounting for Revenue and Expenses, page F-10

5. We note from your disclosure on page 5 that although many of your vessels are on fixed rate time charters, a few of the vessels in your operating fleet are on charters whose revenues are linked to the Baltic Supramax index. You have also entered into contracts with profit sharing arrangements. Please explain to us, and disclose in the notes to the financial statements in future filings, your accounting policy for recognizing revenue on these index based time charters and profit sharing arrangements. Also, please revise your discussion in the critical accounting policies section in MD&A to include similar disclosure.

Note 3. Vessels, page F-13

6. We note your disclosure that in 2008 you reached an agreement with Dayang to convert eight charter-free Supramax shipbuilding contracts into options, for consideration of $440,000. You also disclose that the carrying value of the advanced payment in connection with the acquisition of the construction contracts from Kyrini Shipping Inc. and the cost of the eight newly converted shipbuilding contract options were recorded as an impairment charge of $3.8 million. Please explain to us how you determined or calculated the $3.8 million impairment amount. Include in your response how the

$440,000 payment was considered in the impairment amount and also explain to us why the acquisition of construction contracts from <u>Kyrini</u> affected the amount, when the agreement was with <u>Dayang.</u>

Note 7. Commitments and Contingencies
– Vessel Technical Management Contracts, page F-18

7. We note your disclosure that on August 4, 2009 you entered into a management agreement with Delphin to provide commercial and technical supervisory vessel management services to dry bulk vessels to be acquired by Delphin for a fixed monthly management fee based on a sliding scale. Please tell us if you have recognized any revenue from this agreement in fiscal year 2009 or the six months ended June 30, 2010. If so, please tell us the amount of the revenue and your accounting policy for recognizing this management services revenue.

Note 9. Stock Incentive Plans, page F-19

8. We note your disclosure in Note 9 that the fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 2.2% to 5%, dividend yield ranging from 0% to 15%, expected stock price volatility factor of 33% to 74%. In light of the fact that options were granted over several periods, please revise future filings to disclose the assumptions used in each fiscal year in which options were granted. Your disclosure should also include a discussion of the methods used to estimate the expected term and expected volatility assumptions. See FASB ASC 718-10-50.

Form 10-Q for the quarter ended March 31, 2010

Management's Discussion and Analysis
– Results of Operations for the Three-Month Period ended March 31, 2010 and 2009

9. We note your disclosure that gross revenues recorded in the quarter ended March 31, 2010 include an arbitration settlement in the amount of $1,089,759. Please explain to us the nature of this settlement and tell us why you believe it is appropriate to include this amount as revenue.

Form 10-Q for the quarter ended September 30, 2010

Note 1. Basis of Presentation and General Information

Accounting for Revenues and Expenses

10. We note your disclosure that voyage revenues for cargo transportation are recognized ratably over the estimated relative transit time of each voyage and a voyage is deemed to

commence upon the completion of discharge of the vessel's previous cargo. Please note that recognition of voyage revenue commencing upon the completion of discharge of the vessel's previous cargo is not considered to be in accordance with GAAP because revenue is recognized in advance of performance. Please revise your policy to recognize revenue under ASC 605-20-25 and restate your financial statements accordingly, if material.

Definitive Proxy Statement on Schedule 14A

Competitive Benchmarking, page 12

11. Reference is made to our letter, dated December 1, 2008, and your revised disclosure regarding competitive benchmarking on page 12. We further note that you review the compensation levels of other similarly sized companies in the shipping industry for whom compensation data is publicly available. However, you state that the limited compensation information does not "permit a meaningful benchmark assessment." Please tell us whether you benchmark your executive compensation levels against these other shipping companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Please also describe in greater detail the degree to which the compensation committee considered the benchmark companies comparable to you and discuss where your actual payments fall relative to the information you reviewed. To the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3306 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile
(212) 785-3311